UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Encore Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

29255V201

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note:  On July 2, 2012 the Issuer consummated its merger with EMS Sub I, Inc. (“Merger Sub”), a wholly owned subsidiary of Cadence Bancorp, LLC (“Cadence”) on the terms and conditions set forth in that certain Agreement and Plan of Merger, dated March 5, 2012, by and among the Issuer, Cadence and Merger Sub (the “Merger Agreement”).  Pursuant to the Merger Agreement, all outstanding shares of Encore common stock, $1 par value per share, were each converted into the right to receive $20.62 in cash, without interest, and all options were converted into the right to receive a cash payment equal to the product of (i) the number of shares subject to such stock options and (ii) the excess of $20.62 over the exercise price of such stock options, less applicable tax withholding.

CUSIP No. 29255V201

(1)	Names of reporting persons Steven A. Webster
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) IN

Item 1(a).   Name of Issuer:

Encore Bancshares, Inc., a Texas corporation.

Item 1(b).   Address of Issuer’s Principal Executive Offices:

Nine Greenway Plaza, Suite 1000, Houston, Texas 77046

Item 2(a).   Name of Person Filing:

Steven A. Webster

Item 2(b).   Address or Principal Business Office or, if None, Residence:

1000 Louisiana Street, Suite 1500, Houston, Texas 77002

Item 2(c).   Citizenship:

United States.

Item 2(d).   Title of Class of Securities:

Encore Bancshares, Inc. common stock, $1.00 par value per share

Item 2(e).   CUSIP No.:

29255V201

Item 3.

Not applicable

Item 4.     Ownership:

(a)        Amount Beneficially Owned:     0 shares

(b)        Percent of Class:                        0%

(c)        Number of Shares as to which Person has:

(i)         Sole power to vote or to direct the vote:  0 shares

(ii)        Shared power to vote or to direct the vote:  0 shares

(iii)       Sole power to dispose or to direct the disposition of:  0 shares

(iv)       Shared power to dispose or to direct the disposition of:  0 shares

Item 5.     Ownership of 5 Percent or Less of a Class:

Not applicable

Item 6.     Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.     Identification and Classification of Members of the Group:

Not applicable

Item 9.     Notice of Dissolution of Group:

Not applicable

Item 10.   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 5, 2012

/s/ Steven A. Webster
Steven A. Webster